January 26, 2006



Daniel Knutson
Land O`Lakes, Inc.
4001 Lexington Avenue North
Arden Hills, MN  55112

	Re:	Land O`Lakes, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 30, 2005
Response Letter Dated December 20, 2005
		File No. 333-84486


Dear Mr. Knutson:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and response letter and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

MoArk, LLC, page 10

1.	We have reviewed your response to comment 2 of our letter
dated
November 30, 2005 and understand you have accounted for the option to purchase the remaining 42.5% of MoArk, LLC under EITF 00-04. Tell us if the put and call options were issued as a single freestanding instrument, as separate freestanding instruments, or embedded in the shares (minority interest). Based on the form of issuance, reconcile your accounting treatment at present value with that discussed in paragraph 16 of EITF 00-04 and the provisions of EITF 00-06, if applicable. In your response, please confirm that these instruments meet the scope requirements for application of EITF 00-04 versus EITF
00-06.


Note 1. Summary of Significant Accounting Policies, page 76

Derivative Commodity Instruments, page 76

2.	We note you intend to expand your disclosures related to
derivative commodity instruments in the footnotes to the financial statements. Please provide us with a draft of the disclosure you propose to include in future filings. Additionally, we understand you classify changes in fair values of your futures contracts and interest rate swaps in cost of sales and interest expense, respectively.
In
your expanded disclosure, please identify the line item classification as your current disclosure simply states these amounts are included in net earnings.

Note 5. Receivables Purchase Facility, page 79

3.	We have reviewed your response to comment 11 of our letter
dated
November 30, 2005 and understand that your disclosure stating no amounts are outstanding as of December 31, 2004 refers to the amounts outstanding at the QSPE owed to CoBank. We also understand that you have $362,123 and $181,320 in notes receivable from the QSPE as of December 31, 2004 and 2003. Please tell us the amount of trade receivables balance outstanding held by the QSPE as of December 31,
2004 and 2003. We note these trade receivables serve as the funding for your note receivables as no amounts are due to CoBank. In your response, please also identify the amount of reserves retained in your financial statements for potential losses on collection of the note receivable from the QSPE. Confirm that these reserve amounts and the related activity are included the disclosures in note 25 on page 93.

4.	We understand you intend to expand your disclosures under
paragraph 17(f)(2) of SFAS 140 related to the securitization facility as discussed in your response to comment 12 of our letter dated November 30, 2005. Paragraph 17(f)(4) of SFAS 140 states cash flows between the transferor and the QSPE should be disclosed. Such cash flows would include the identification of amounts received from the
QSPE from new sales of trade receivables and from collections under current notes receivable outstanding during each period presented in the financial statements. We believe your proposed disclosure should include a discussion of all related cash flows between you and the QSPE. Additionally, based on your response to comment 11, we believe you should clarify your disclosure regarding the amounts outstanding under the receivables purchase outstanding. Please provide us with the proposed disclosure you intend to include in future filings.

5.	Tell us where you have classified the cash flows relating to your
receivables purchase facility in your statements of cash flows.

Note 9. Goodwill and Other Intangible Assets, page 81

6.	In your response to comment 14 of our letter dated November
30,
2005, we understand you believe the purchases of Land O` Lakes Farmland Feed LLC should be considered on a step-by-step basis.
You
state that an analysis of the fair value of net assets acquired was
performed to determine how to allocate the $37.1 million in
negative
goodwill from your purchase of the remaining 8% in 2004 and
concluded
it should be allocated in its entirety to reduce the goodwill recognized in the two previous purchases in 1999 and 2001. Please tell us to what extent the results of this analysis performed in 2004 indicated the previously recognized goodwill balance of $137.5 million was impaired in prior periods and why such impairments were not previously recorded.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ryan Milne at (202) 551-3688, or Shannon
Buskirk
at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
	Ms. Shannon Buskirk

Mr. Daniel Knutson
Land O'Lakes, Inc.
January 26, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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